NEWS RELEASE

TSX: CLG; AMEX: CLG

Suite 950 – 505 Burrard Street, Box 72, One Bentall Centre, Vancouver, B.C. Canada V7X 1M4

Tel: 604.608.2557   Fax: 604.608.2559   www.cumberlandresources.com

News Release 05-05

May 5, 2005

Cumberland Commences 2005 Drill Program at Meadowbank Gold Project and Advances Development Permitting

CUMBERLAND RESOURCES LTD. (TSX: CLG; AMEX: CLG) is pleased to announce that three diamond drills are active and development permitting activities are advancing at the Company’s 100% owned Meadowbank gold project located 70 kilometres north of the Hamlet of Baker Lake, Nunavut.  The 2005 exploration program includes a two phased diamond drilling program, planned at 7,000 to 9,000 metres, and grassroots exploration along the 25 kilometre Meadowbank gold trend.  The $3.5 million exploration program is focused on increasing gold reserves and resources at Meadowbank, which is host to Canada’s largest pure gold open pit gold reserves.  Development permitting activities are also progressing with a recent positive conformity decision by the Nunavut Impact Review Board (NIRB) on the Meadowbank Draft Environmental Impact Statement (DEIS). Technical reviews and pre-hearings are scheduled for June after which guidelines for the Final EIS will be received from the NIRB.

“We are pleased with the progress on development permitting and are optimistic that with continuing hard work from all involved parties completion of permitting can be achieved in early 2006,” stated Kerry Curtis, President and CEO.  “We are also pleased to commence our 2005 exploration program and build upon our excellent track record of outlining gold reserves at Meadowbank at a remarkable discovery cost of US$12 per ounce.”

Cumberland is advancing Meadowbank towards open pit production of 315,000 ounces of gold per year over an 8.3 year mine life with an estimated total cash cost of US$224 per ounce.  A feasibility study1 was completed by AMEC Americas Ltd. in February 2005 and development permitting is progressing.  Operations from three, shallow open pits are planned to commence in mid-2008, provided final permits and licenses are obtained in early 2006.

Meadowbank Gold Project Production Profile1

Open Pit Mineral Reserves (Proven and Probable)	2,768,000 ounces[2]
Mine Throughput	2.73 Mtpa
Mine Life	8.3 years
Average Annual Production Rate Years 1 to 4 Life of Mine	375,000 ounces 315,000 ounces
Total Cash Cost per Oz. Years 1 to 4 Life of Mine	US$199 US$224

2005 Exploration Targets

Three drill rigs are currently active in the Phase I drill program which is focused on targets at or near existing deposits (see news release NR05-03).  To date approximately 2,500 metres of drilling in 15 drill holes have been completed on the Goose Island deposit, the Goose Island South target and the PDF deposit.

Significant potential exists to expand the Goose Island deposit (368,000 ounces of open pit gold reserves) both along strike and in the down dip direction.  The 2005 drilling, a follow up on the significant results from the 2004 drilling program, is testing the potential to expand the resources both to the north and south.

The Goose Island South target area, located approximately 300 metres south of the Goose Island proposed open pit, covers approximately 850 metres of prospective iron formation along strike from the Goose Island deposit.  Mineralization intersected in wide spaced drilling completed in 1995 and 1997 is the focus of the current drilling program.

The PDF deposit, located 10 kilometres north of the Vault proposed open pit, was expanded by drilling in late 2004. The deposit now hosts inferred gold resources3 of 73,000 ounces of gold in 507,000 tonnes grading 4.50 g/t gold, which are not included in the current mine plan.  Wide spaced drilling in 2005 is focusing on the expansion potential of the deposit in the down dip direction and follow up on significant results from the 2004 program.

Permitting Advances

The development of the Meadowbank project is being reviewed by the NIRB as provided under the Nunavut Land Claims Agreement.  NIRB has reviewed Cumberland’s Draft EIS and advanced the project from a conformity review to technical review with pre-hearing conferences scheduled, by NIRB, in June.  The Company anticipates moving into the Final EIS stage in the fall of 2005. Provided all necessary permits and licenses are obtained in early 2006, allowing shipment of construction and equipment, the project is scheduled to commence commercial production in mid-2008.

Sustainable Development Award

Cumberland was awarded the 2005 Sustainable Development Award at the Nunavut Mining Symposium in recognition of its efforts in working with the residents and businesses in the community of Baker Lake to bring forward the development of the Meadowbank gold project.  The 8th Annual Nunavut Mining Symposium, held in Rankin Inlet, April 1-4, 2005, is the prime venue for showcasing Nunavut’s mining and exploration sector.  It is attended by industry-leading organizations and individuals including representatives from the mining industry, various Nunavut communities, government, regulatory and licensing agencies, and businesses and Inuit organizations.

Cumberland is a well financed mineral exploration and development company.  The Company completed a feasibility study on the Meadowbank gold project (100% interest) in Nunavut and is advancing the project towards production.  The Company also holds a 22% carried to production interest in the Meliadine West gold project and a 50% interest in the Meliadine East gold project, both located in Nunavut. The shares of Cumberland are traded on the Toronto Stock Exchange and the American Stock Exchange under the symbol CLG.

The Cumberland 2004 Annual Report, highlighting the Company’s achievements and goals for 2005, is available on its website at www.cumberlandresources.com.  The Company’s 2005 Annual General Meeting will be held on Thursday, June 9, 2005 at 2:00 p.m. (local time) in the Georgia A Room, Hyatt Regency Hotel, 655 Burrard Street, Vancouver, British Columbia.

CUMBERLAND RESOURCES LTD.

”Kerry M. Curtis, B.Sc., P.Geo.”
President and CEO

For further information contact:  Kerry Curtis, President and CEO or Joyce Musial, Manager, Investor Relations

Forward Looking Statements and Risks - This News Release contains “forward-looking statements”, including, but not limited to, statements regarding our expectations as to the market price of gold, strategic plans, future commercial production, production targets and timetables, mine operating costs, capital expenditures, work programs, exploration budgets and mineral reserve and resource estimates. Forward-looking statements express, as at the date of this report, our plans, estimates, forecasts, projections, expectations or beliefs as to future events or results. We caution that forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks and hazards, environmental risks and hazards, uncertainty as to calculation of mineral reserves and resources, requirement of additional financing, risks of delays in construction and other risks more fully described in our AIF filed with the Securities Commissions of the Provinces of British Columbia, Alberta, Ontario, Quebec and Nova Scotia and the Toronto Stock Exchange and in our 20F filed with the United States Securities and Exchange Commission (the “SEC”).

Cautionary Note to U.S. Investors - The SEC permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this news release such as “mineral resources” and “inferred resources” that the SEC guidelines strictly prohibit us from including in our Form 40-F available from us at Suite 950 – 505 Burrard Street, Vancouver, B.C.  V7X 1M4. You can also obtain this form from the SEC by calling 1-800-SEC-0330.

Cautionary Note to U.S. Investors concerning estimates of Indicated Resources – This news release uses the term “indicated” resources. We advise US Investors that while that term is recognized and required by Canadian regulations, the SEC does not recognize it. U.S. investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into mineral reserves.

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources – This news release uses the term “inferred” resources. We advise U.S. investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. “Inferred Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic feasibility. It cannot be assumed that all or any part of an Inferred Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

1 Meadowbank Feasibility Study (First Quarter 2005) – The feasibility study incorporates improvements to the mine model as a result of a re-design completed in 2004 by the Company and the study manager, AMEC Americas Ltd. (“AMEC”). The results from the Study are summarized in a Technical Report, dated March 31, 2005, prepared by AMEC in accordance with the Standards of Disclosure for Mineral Projects as defined by National Instrument 43-101. Construction scheduling and capital cost estimation has been prepared by Merit International Consultants Inc (“Merit”). Metallurgical and process test work was completed by SGS Lakefield Research Ltd.  Process design was completed by International Metallurgical and Environmental Inc. and AMEC. Supporting geotechnical engineering, hydrogeological and geochemical studies were completed by Golder Associates Ltd. (“Golder”). The Study has been prepared in accordance with the Standards of Disclosure for Mineral Projects as defined by National Instrument 43-101 (“NI 43-101”).  Assumptions include a long term gold price of US$400/oz. and an exchange rate of US$0.75 pr Cdn$1.00.

2 Meadowbank Gold Reserves (First Quarter 2005) - The open pit mining reserves have been prepared in accordance with NI 43-101. Mr. Mark Pearson, P.Eng Principal Mining Engineer with AMEC Americas Limited is the independent Qualified Person responsible for preparation of stated reserves.

3 PDF Deposit Resource Parameters (Fourth Quarter 2004) - PDF resource estimates were prepared by Cumberland in accordance with standards outlined in National Instrument 43-101 and CIM Standards on Mineral Resources and Reserves (August 2000).  James McCrea, P.Geo., is the Qualified Person under NI 43-101.  PDF deposit resources are not included in the feasibility study of the Meadowbank project.